Exhibit 10.19

December 9, 2010

Bill Day

[Address]

Re:     Terms of Employment

Dear Bill:

Tremor Media Inc. (the “Company”) is pleased to offer you the position of Chief Executive Officer on the terms set forth in this letter contingent upon the successful completion of the Company’s acquisition of ScanScout, Inc. (“ScanScout”) pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of November 8, 2010, by and among the Company, TMSS Acquisition, Inc., ScanScout and the other parties thereto (the “Merger”).  If you accept this offer, it will apply effective from and after the closing of the Merger.  If the Merger is not consummated for any reason before the termination of the Merger Agreement, then this offer shall be null and void and have no force or effect.

Position and Responsibilities

In your employment position, you will report to the Company’s Board of Directors (the “Board”).  In this capacity, you will serve and will be responsible for such duties as are normally associated with such position or as may otherwise be determined by the Board.  Your specific duties and responsibilities may change from time to time as determined by the needs of the Company and the policies established by the Board.  While travel in the performance of your duties may be required, you will work principally at our offices in New York, NY.  Of course, the Company may change your position, duties, and work location as it deems necessary.

Compensation and Benefits

You will be paid an initial base annual salary of $375,000, less payroll deductions and all required withholdings; provided, however, that the base annual salary shall be increased to $400,000 effective on the first day of any fiscal quarter of the Company immediately following the conclusion of any two fiscal quarter period during which the Company’s aggregate revenue exceeds $50.0 million.  You will be paid the base salary in accordance with the Company’s standard payroll practices, and you will be eligible for standard benefits, such as medical insurance, paid time off, and holidays, according to standard Company policy as may be adopted by the Company from time to time.  In your position, you will be entitled to 20 PTO (Paid Time Off) days prorated, as is Company policy.  These days are to be used for sick leave, personal days, and/or vacation.  The Company does require that requests for vacation time be made in writing at least two weeks prior to the vacation dates requested.  The Company also offers an additional eight days of paid holiday time per calendar year.  Notwithstanding the foregoing, the Company may continue some of your existing ScanScout benefits until December 31, 2010, at which point you will be integrated into the Company’s benefit programs.  More information regarding this transition period will be provided to you once a final decision has been made.

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In addition to your base salary, beginning in 2011, you will be eligible to receive performance-based bonuses based on achievement of individual and Company performance goals to be set by the Company’s Board of Directors.  Your target annual bonus will be $150,000, less payroll deductions and all required withholdings.  Unless otherwise agreed in writing pursuant to a bonus plan or bonus agreement approved by the Board of Directors, bonus payments, if any, are not guaranteed and will be awarded at the sole discretion of the Company’s Board of Directors.  Except as provided under the beading “Severance Benefits” below, to be eligible for any performance bonus, you must maintain full time employment status at the time of the payment.  While the Company may change or replace the terms of this performance bonus plan at any time, any changes will be reflected in writing, effective prospectively and signed by a member of the Board.  For 2010, you shall remain eligible for any and all bonuses that you may be entitled to under your current employment agreement, the determination of the final amount of such bonus to be determined by a committee of ScanScout board of directors.

On or before December 31, 2010, the Company will adopt a Management Cash Incentive Plan, which plan shall be consistent with the terms outlined on Exhibit A (the “Bonus Plan”).  On the date the Bonus Plan is adopted, you will be granted a right to receive fifty percent (50%) of the total amount payable under the Bonus Plan, subject to withholding and the terms of the Bonus Plan and your related bonus plan agreement.

Treatment of ScanScout Stock Options

Your outstanding options to purchase shares of ScanScout’s common stock (the “ScanScout Options”) will be assumed pursuant to the terms and conditions of the Merger Agreement and, after giving effect to the Merger, will be exercisable for the Company’s Series II Common Stock, par value $0.0001 per share, in accordance with the Merger Agreement.  To the extent the vesting of any ScanScout Options would accelerate as a result of the Merger, you hereby waive any right to such vesting acceleration.  Notwithstanding the foregoing waiver or anything to the contrary set forth in your current options agreements or other agreements with ScanScout:  (i) 100% of the unvested shares subject to your ScanScout Options shall vest upon any Change in Control (as defined below) following the closing of the Merger; (ii) 100% of the unvested shares subject to your ScanScout Options shall vest upon any Involuntary Termination (as defined on Exhibit B) within twelve (12) months after the closing of the Merger or the closing of any Change in Control occurring after the Merger; and (iii) all such ScanScout Options shall be exercisable until the date that is five (5) years after the termination of your employment with the Company (whether voluntary or involuntary), subject to earlier termination in accordance with Section 9 of the ScanScout 2009 Equity Incentive Plan or Section 13 of the ScanScout 2006 Stock Plan, as applicable, and in no event will your ScanScout Options be exercisable beyond the original ten (10) year term applicable to such options.

New Tremor Media Stock Options

You will be granted, subject to the approval of the Board, an option (the “New Option”) to purchase such number of shares of Company’s Series I Common Stock, par value $0.0001 per share, that, when added to the shares of the Company Series II Common stock issuable upon the exercise of the ScanScout Options, represent an aggregate 3.75% of the fully-diluted capital stock of the Company (which shall be calculated to include the 5.5% option pool reserve

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established by the Company in connection with the Merger and after giving effect to the Post-Merger Equity Transactions (as defined in the Merger Agreement), except the sale of Series E Preferred Stock).  The exercise price per share of the New Option will be determined by the Board when the New Option is granted.  The Option will be subject to the terms and conditions applicable to options granted under the Company’s 2008 Stock Plan (the “Plan”), as described in the Plan and the applicable Stock Option Agreement.  You will vest in 25% of the shares subject to the New Option after 12 months of continuous service with the Company or an affiliate of the Company, whether as an employee or consultant (“Continuous Service”) (excluding service solely as a member of the Board), and the balance will vest in equal monthly installments over the next 36 months of Continuous Service (excluding service solely as a member of the Board), as described in the applicable Stock Option Agreement; provided, however, that (i) if your employment is terminated by the Company without Cause (as defined below), or terminated by you for Good Reason (as defined below), a number of shares equal to 25% of the total number of shares object to the New Option shall accelerate and become vested on the date of such termination (subject to the conditions applicable to the payment of your severance benefits below); (ii) if, during the term of your Continuous Service, a Change in Control is consummated, 25% of the remaining shares subject to vesting that are not otherwise vested on the date of such Change in Control shall become vested upon the effective date of the Change in Control; and (iii) if, during the term of your Continuous Service, a Change in Control is consummated and, following the consummation of the Change in Control your employment is terminated by the Company without Cause or is terminated by you for Good Reason, 100% of the remaining shares subject to the New Option shall become vested pursuant to the foregoing schedule and that are not otherwise vested upon the effective date of the Change in Control.  With respect to any of the New Options that do not qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986 (the “Code” ), such New Option shall be exercisable until the date that is five (5) years after the termination of your employment with the Company (whether voluntary or involuntary), subject to earlier termination in accordance with Section 8 of the Plan, and in no event will your ScanScout Options be exercisable beyond the original ten (10) year term applicable to such options.

Severance Benefits

If the Company terminates your employment for any reason other than for Cause (as defined below), death or Disability (as defined below), or you resign from your employment with the Company for Good Reason (as defined below) (each such event, a “Separation”), then, subject to your compliance with the conditions set forth in the following paragraph and your continued compliance with the Confidentiality and Invention Assignment Agreement attached hereto as Exhibit C (the “NDA”), as well as your Prior Invention Agreement (as defined below) which will be executed on the same date as this agreement, you will be entitled to the following benefits (less all applicable withholding taxes); (i) severance payments at a rate equal to your base salary at the rate in effect at the time of the Separation for a period of 12 months, (ii) a payment equal to 100% of your target annual bonus opportunity for the year in which the Separation occurs and (iii) the Company will pay the monthly premium under COBRA for you and your eligible dependents until the earliest of (x) the close of the 12 month period following your Separation, (y) the expiration of your continuation coverage under COBRA or (z) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.  The severance payments described in clause (i) will

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be paid in accordance with the Company’s standard payroll procedures, and, subject to your execution of the general release described below, will commence on the 30th day after your Separation (or, if such day is not a business day, on the first business day thereafter) and once they commence will be retroactive to the date of your Separation.  The payments described in clause (ii) will be paid in 12 equal monthly installments in accordance with the Company’s standard payroll procedures, with such payments commencing on the same date as the payments described in clause (i) and once they commence will be retroactive to the date of your Separation.

You will not be entitled to any severance benefits described in this section unless you (i) have returned all Company property in your possession, (ii) have resigned as a member of the Boards of Directors of the Company and all of its subsidiaries, to the extent applicable, and (iii) have executed a general release in the form attached hereto as Exhibit D of all claims that you may have against the Company or persons affiliated with the Company.  You must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”), which will in no event be later than 30 days after your Separation unless a longer period is required by law.  If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the severance benefits described in this section.

Definitions

For purposes of this Agreement, the following definitions will apply:

“Cause” shall mean:  (i) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; (ii) your material breach of any agreement between you and the Company that remains uncured for thirty (30) days following written notice of such material breach; (iii) your material failure to comply with the Company’s written policies or rules that remains uncured for thirty (30) days following written notice of such material breach; (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof; (v) your gross negligence or willful misconduct; (vi) your continuing unwillingness to perform assigned duties after receiving written notification of such failure from the Company’s Board of Directors and a thirty (30) day opportunity to cure; or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.  It is understood that a termination of your employment resulting from your death or Disability shall not constitute termination for “Cause.”

“Change in Control” shall mean (i) the merger or consolidation of the Company (except any such merger or consolidation involving the Company in which the shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation at least a majority, by voting power, of the shares of the surviving or resulting corporation), (ii) a sale of all or substantially all of the assets of the Company or (iii) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of

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the outstanding voting power of the Company.  For avoidance of doubt, the Merger will not constitute a Change in Control.

“Disability” shall mean any physical incapacity or mental incompetence (i) as a result of which you are unable to perform the essential functions of your job for an aggregate of 180 days, whether or not consecutive, during any calendar year, and which cannot be reasonably accommodated by the Company without undue hardship.

“Good Reason” means that you resign after one of the following conditions has come into existence without your consent:  (i) a change in your position or title with the Company that materially reduces your level of authority or responsibility; provided, however, that a change in position or reporting structures solely by virtue of a Change in Control shall not constitute “Good Reason” if you maintain a substantially similar level of responsibility within the business unit that previously operated as the independent company, (ii) a reduction in the base salary; (iii) receipt of notice that your principal workplace will be relocated more than 30 miles that also increases your commute by at least 30 miles; (iv) the willful breach by the Company of a material provision of this Agreement or any other agreement with you; or (v) the taking of any action by the Company or its successor that would materially reduce your benefits or perquisites under the Company’s or any successor’s benefit plans (including equity benefits), except to the extent the benefits of all other executives of the Company or its successor are similar reduced.  A condition will not be considered “Good Reason” unless you give the Company written notice of the condition within 90 days after the condition comes into existence, the Company fails to remedy the condition within 30 days after receiving your written notice and you resign within 30 days thereafter.

Section 409A

For purposes of Section 409A of the Code, each salary continuation payment and each installment of the bonus payments under the Section entitled “Severance Benefits” is hereby designated as a separate payment.  If you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) any payment or benefit that is subject to Section 409A of the Code, will be made or commence, as applicable, on the first business day following (A) the expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) the installments that otherwise would have been paid prior to such date will be paid in a lump sum at that time.

Company Rules and Policies

As a Company employee, you will be expected to abide by Company rules and regulations, and acknowledge in writing that you have read the Company’s Employee Handbook.

Normal working hours for your position are from 9am to 6pm, Monday through Friday however your working schedule shall be flexible, provided that you are working equivalent hours, at a minimum.  As an exempt salaried employee, you will be expected to work additional hours as required from time to time by the nature of your work assignments.

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Termination of Employment

Unless agreed to in writing between you and the Company during the term of your employment, your employment with the Company shall be “at will”.  You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company.  Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice, subject to your right to receive severance and other benefits set forth herein upon certain termination events provided herein.  This at-will employment relationship cannot be changed except by a written document signed by you and a member of the Board.

Additional Agreements

Your existing At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with ScanScout (the “Prior Invention Agreement”) will remain in full force and effect with respect to the period prior to your execution of the attached NDA.

By signing and accepting this offer, you represent and warrant that (i) you are not subject to any pre-existing contractual or other obligation with any person, company or business enterprise (including any non-competition or non-solicitation covenant) which may be an impediment to your employment with, or your providing services to, the Company as its employee; and (ii) you do not have, and shall not bring to Company premises, or use during the course of your employment with the Company, any confidential or proprietary information of another person, company or business enterprise to whom you previously provided services.

The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether verbal or written, including (without limitation) any offer letter you entered into with ScanScout (other than the agreements related to the ScanScout Options), and comprise the final, complete and exclusive agreement between you and the Company regarding the subject matter set forth herein.  The terms of this letter agreement and the resolution of any disputes will be governed by New York law.  The offer described above is contingent upon, pursuant to federal law, your ability to provide, within three (3) business days of your first day of work, proof of your eligibility to work in the United States satisfactory to the Company.   Please sign and date this letter, and return it to HR via fax at 646-304-1764 if you wish to accept employment at the Company under the terms described above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.  If you have any questions, please call Angelo D’Agostino, VP, Human Resources at 646-723-5317

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Very truly yours,

Tremor Media, Inc.

By:	/s/ Jason Glickman
Jason Glickman, Chief Executive Officer

I have read and accept this offer letter:

/s/ William Day
William Day

Dated:	12/6/10

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